



New York Stock Exchange
11 Wall Street
New York, NY 10005

February 4, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934.

- Direxion MSCI USA ESG - Leaders vs. Laggards ETF
- Direxion S&P 500® High minus Low Quality ETF
- Direxion Flight to Safety Strategy ETF

Sincerely,